Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly Listed Company ANNUAL GENERAL STOCKHOLDERS’ MEETING Final Detailed Voting Map According to CVM Instruction No. 481/09, it discloses the final detailed voting map that consolidates the votes cast remotely and the votes cast in exclusively digital on the matters submitted for the resolution of the at its and Annual General Stockholders’ Meeting held on April 27, 2021 at 11:00 a.m. exclusively held online, of Itaú Unibanco Holding S.A., a Publicly-Listed Company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, containing the first five numbers of the Individual Taxpayer’s Registry (CPF) or of the Corporate Taxpayer’s Registry (CNPJ) of the stockholder, the stockholding position and the votes cast: CPF/CNPJ Balance of Common Shares Balance Preferred Shares Deliberations 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 5.12 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 7.12 8 9 10 11 12.1 12.2 13 14 15 14.623.XXX/XXXX-XX 56,500 0 Ap. Ap. Ap.—Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Rej. Ap. Ap. Ap. — — — — — — — — — — — — — — — — — Abs. Ap.—Abs. Ap. 17.718.XXX/XXXX-XX 474,842 5,119,748 Ap. Ap. Ap. Abs. Ap. Ap. Rej. Ap. Ap. Ap. Rej. Ap. Rej. Ap. Ap. Ap. Abs. — — — — — — — — — — — — Abs. Abs. Abs. Abs. Ap. Ap. Ap. Ap. Abs. 29.322.XXX/XXXX-XX 3,800,912 47,431,233 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. — — — — — — — — — — — — Sim Abs. Sim Sim Ap. Ap. Ap. Ap. Ap. 31.240.XXX/XXXX-XX 80,500 362,178 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. — — — — — — Sim Abs. Sim Sim Ap. Ap. Ap. Ap. Ap. 32.106.XXX/XXXX-XX 8,500 53,424 Ap. Ap. Ap. Não Rej. Rej. Rej. Ap. Ap. Rej. Rej. Ap. Rej. Rej. Rej. Rej. Sim 0 0 0 2,833 2,833 0 0 2,833 0 0 0 0 Sim Abs. Sim Sim Ap. Ap. Ap. Ap. Ap. 32.329.XXX/XXXX-XX 267,573 2,480,575 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. — — — — — — — — — — — — Sim Abs. Sim Sim Ap. Ap. Ap. Ap. Ap. 39.332.XXX/XXXX-XX 89,961 16,719 Ap. Ap. Ap.—Rej. Rej. Rej. Ap. Ap. Rej. Rej. Ap. Rej. Rej. Ap. Rej. — — — — — — — — — — — — — — — — —Ap. Ap. Ap. Ap. Ap. 35.693.XXX/XXXX-XX 1,588,500 20,602,500 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. — — — — — — — — — — — — Sim Abs. Sim Sim Ap. Ap. Ap. Ap. Ap. 04.676.XXX/XXXX-XX 2,564,084,404 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Sim — — — — — — — — — — — — Abs. Abs. — — Ap. Ap.—Ap. Ap. 52.041.XXX/XXXX-XX 14,150,965 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Sim — — — — — — — — — — — — Abs. Abs. — — Ap. Ap.—Ap. Ap. 05.839.XXX/XXXX-XX 1,260,700 8,489,913 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. — — — — — — — — — — — — Sim Sim Sim Sim Ap. Ap. Ap. Ap. Ap. 59.573.XXX/XXXX-XX 12,266,374 1,503,043 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Sim — — — — — — — — — — — — Abs. Abs. Abs. Abs. Ap. Ap. Abs. Ap. Ap. 60.480.XXX/XXXX-XX 7,000,000 3,392,300 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. — — — — — — — — — — — — Abs. Abs. Abs. Abs. Ap. Ap. Ap. Ap. Ap. 61.532.XXX/XXXX-XX 1,943,906,577 169,323 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Sim — — — — — — — — — — — — Abs. Abs. Abs. Abs. Ap. Ap. Abs. Ap. Ap. 10.750.XXX/XXXX-XX 124,800 0 Ap. Ap. Ap. Sim Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Sim 10,395 10,395 10,395 10,395 10,395 10,395 10,395 10,395 10,395 10,395 10,395 10,395 Sim Sim — — Ap. Ap.—Ap. Ap. 13.066.XXX/XXXX-XX 665,693 0 Ap. Ap. Ap. Abs. Ap. Ap. Rej. Ap. Ap. Ap. Rej. Ap. Rej. Ap. Ap. Ap. Abs. — — — — — — — — — — — — Abs. Abs. — — Ap. Ap.—Ap. Abs. 97.539.XXX/XXXX-XX 58,773 8,616,005 Ap. Abs. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. — — — — — — — — — — — — Sim Abs. Sim Sim Ap. Ap. Ap. Ap. Ap. 20.196.XXX/XXXX-XX 236,200 2,434,366 Ap. Ap. Ap. Não Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. — — — — — — — — — — — — Não Abs. Não Não Ap. Ap. Ap. Ap. Ap. 61.544.XXX/XXXX-XX 8,863,879 10,254 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Sim — — — — — — — — — — — — Abs. Abs. Abs. Abs. Ap. Ap. Abs. Ap. Ap. 97.540.XXX/XXXX-XX 405,095 59,838,189 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. — — — — — — — — — — — — Sim Abs. Sim Sim Ap. Ap. Ap. Ap. Ap. 298.25X.XXX-XX 2,400 0 Ap. Abs. Ap.—Ap. Ap. Ap. Abs. Ap. Ap. Abs. Abs. Abs. Ap. Abs. Ap. — — — — — — — — — — — — — — — — —Abs. — — Ap. Ap. 011.14X.XXX-XX 4,130 0 Ap.—Ap. — — Ap. — — — — — — — — — — — — — — — — — — — — — — — — — — — Ap. — — Ap. Ap. 008.48X.XXX-XX 20,000 0 Ap. Ap. Abs.—Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. — — — — — — — — — — — — — — — — —Ap. Ap.—Rej. Ap. 408.69X.XXX-XX 1,300 0 Ap. Ap. Ap.—Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. — — — — — — — — — — — — — — — — — Ap. Ap.—Ap. Ap. 386.78X.XXX-XX 1,240 0 Rej. Ap. Abs.—Ap. Rej. Abs. Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. — — — — — — — — — — — — — — — — — Ap. Ap.—Rej. Ap. 09.225.XXX/XXXX-XX 58,600 0 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. — — — — — — — — — — — — Abs. Abs. — — Abs. Abs. —Abs. Abs. 28.580.XXX/XXXX-XX 72,700 695,346 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. — — — — — — — — — — — — Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 05.479.XXX/XXXX-XX 0 350,377 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 05.838.XXX/XXXX-XX 0 376 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 05.838.XXX/XXXX-XX 0 31,200 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 05.839.XXX/XXXX-XX 0 84,939 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 05.838.XXX/XXXX-XX 0 2,860,100 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 05.838.XXX/XXXX-XX 0 82,864 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 05.838.XXX/XXXX-XX 0 15,344,378 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 05.839.XXX/XXXX-XX 0 48,300 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 05.839.XXX/XXXX-XX 0 2,462,100 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 05.839.XXX/XXXX-XX 0 372,217 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 05.839.XXX/XXXX-XX 0 52,400 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 05.839.XXX/XXXX-XX 0 124,732 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 05.839.XXX/XXXX-XX 0 570,341 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 05.839.XXX/XXXX-XX 0 52,500 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Abs. — 05.840.XXX/XXXX-XX 0 100,193 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 05.840.XXX/XXXX-XX 0 9,760,203 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 05.840.XXX/XXXX-XX 0 1,265,819 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 05.840.XXX/XXXX-XX 0 107,564 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 05.985.XXX/XXXX-XX 0 3,614,350 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 05.986.XXX/XXXX-XX 0 904,900 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 05.840.XXX/XXXX-XX 0 7,973,139 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 05.987.XXX/XXXX-XX 0 7,650 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 05.986.XXX/XXXX-XX 0 1,130,879 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 05.987.XXX/XXXX-XX 0 997,172 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 05.987.XXX/XXXX-XX 0 286,275 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 05.987.XXX/XXXX-XX 0 36,700 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 06.105.XXX/XXXX-XX 0 907,969 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 06.239.XXX/XXXX-XX 0 693,637 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 06.943.XXX/XXXX-XX 0 7,480 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 06.943.XXX/XXXX-XX 0 78,500 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 06.943.XXX/XXXX-XX 0 561,154 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 06.541.XXX/XXXX-XX 0 1,240,709 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 07.104.XXX/XXXX-XX 0 264,300 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 07.104.XXX/XXXX-XX 0 165,289 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 06.943.XXX/XXXX-XX 0 331,083 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 07.140.XXX/XXXX-XX 0 1,931,512 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 07.141.XXX/XXXX-XX 0 12,160 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Abs. — 07.141.XXX/XXXX-XX 0 181,800 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 07.191.XXX/XXXX-XX 0 3,699,964 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 07.208.XXX/XXXX-XX 0 793,824 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 07.237.XXX/XXXX-XX 0 241,191 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 07.418.XXX/XXXX-XX 0 79,860 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Abs. — 07.418.XXX/XXXX-XX 0 399,405 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Abs. — 07.418.XXX/XXXX-XX 0 7,317,287 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Abs. — 07.333.XXX/XXXX-XX 0 43,678 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 07.418.XXX/XXXX-XX 0 4,233,285 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 07.516.XXX/XXXX-XX 0 1,738,504 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 07.516.XXX/XXXX-XX 0 1,267,299 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 07.516.XXX/XXXX-XX 0 602,461 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 07.536.XXX/XXXX-XX 0 9,041,649 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 07.604.XXX/XXXX-XX 0 5,060,000 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 07.622.XXX/XXXX-XX 0 14,020,333 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 13.981.XXX/XXXX-XX 0 687,966 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 10.700.XXX/XXXX-XX 0 2,222,668 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 11.116.XXX/XXXX-XX 0 1,007,235 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 11.357.XXX/XXXX-XX 0 495,735 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 10.205.XXX/XXXX-XX 0 10,918 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 11.030.XXX/XXXX-XX 0 3,342,361 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 11.490.XXX/XXXX-XX 0 3,411 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 10.419.XXX/XXXX-XX 0 299,447 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 10.935.XXX/XXXX-XX 0 679,619 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 11.386.XXX/XXXX-XX 0 125,304 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 13.709.XXX/XXXX-XX 0 1,277,024 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 13.725.XXX/XXXX-XX 0 245,491 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 14.027.XXX/XXXX-XX 0 1,413,721 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 14.204.XXX/XXXX-XX 0 55,304 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 14.339.XXX/XXXX-XX 0 1,631,785 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 15.085.XXX/XXXX-XX 0 167,598 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 15.231.XXX/XXXX-XX 0 15,671 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 15.272.XXX/XXXX-XX 0 521,467 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 16.947.XXX/XXXX-XX 0 1,364,000 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 16.947.XXX/XXXX-XX 0 41,521,801 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 17.181.XXX/XXXX-XX 0 23,575 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 12.068.XXX/XXXX-XX 0 2,484,853 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 13.296.XXX/XXXX-XX 0 13,444 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 11.729.XXX/XXXX-XX 0 261,164 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 11.841.XXX/XXXX-XX 0 1,094,715 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 12.318.XXX/XXXX-XX 0 1,296,900 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 13.208.XXX/XXXX-XX 0 37,878 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 14.366.XXX/XXXX-XX 0 200,791 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 13.562.XXX/XXXX-XX 0 921,200 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 17.021.XXX/XXXX-XX 0 369,766 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 17.858.XXX/XXXX-XX 0 108,149 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 18.214.XXX/XXXX-XX 0 154,263 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 16.878.XXX/XXXX-XX 0 165,000 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Abs. — 18.149.XXX/XXXX-XX 0 327,146 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 18.497.XXX/XXXX-XX 0 28,086 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 19.822.XXX/XXXX-XX 0 2,289,970 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 20.270.XXX/XXXX-XX 0 547,531 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 20.544.XXX/XXXX-XX 0 396 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 20.196.XXX/XXXX-XX 0 6,215,334 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 20.447.XXX/XXXX-XX 0 29,693 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 20.544.XXX/XXXX-XX 0 367,700 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 22.321.XXX/XXXX-XX 0 832,059 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 22.630.XXX/XXXX-XX 0 359,437 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 23.590.XXX/XXXX-XX 0 47,999 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 18.279.XXX/XXXX-XX 0 30,653 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 18.497.XXX/XXXX-XX 0 20,857 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 20.270.XXX/XXXX-XX 0 3,433,834 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 17.891.XXX/XXXX-XX 0 4,633,600 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 19.449.XXX/XXXX-XX 0 19,300 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 21.469.XXX/XXXX-XX 0 49,554 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 21.561.XXX/XXXX-XX 0 279,843 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 21.962.XXX/XXXX-XX 0 1,065,165 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 23.100.XXX/XXXX-XX 0 245,700 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 23.384.XXX/XXXX-XX 0 18,600 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 19.754.XXX/XXXX-XX 0 1,146,028 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 22.166.XXX/XXXX-XX 0 1,414,635 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 24.849.XXX/XXXX-XX 0 1,166,649 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 24.728.XXX/XXXX-XX 0 79,400 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 23.590.XXX/XXXX-XX 0 69,900 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 07.820.XXX/XXXX-XX 0 27,833 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 07.647.XXX/XXXX-XX 0 17,569 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 07.551.XXX/XXXX-XX 0 889,800 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 07.889.XXX/XXXX-XX 0 174,687 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 07.990.XXX/XXXX-XX 0 598,615 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 08.360.XXX/XXXX-XX 0 1,785,371 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 07.647.XXX/XXXX-XX 0 235,290 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Abs. — 07.760.XXX/XXXX-XX 0 25,482 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 07.768.XXX/XXXX-XX 0 65,881 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 12.068.XXX/XXXX-XX 0 4,998,300 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 12.219.XXX/XXXX-XX 0 991,463 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. —

08.075.XXX/XXXX-XX 0 51,620 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 08.360.XXX/XXXX-XX 0 378,476 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 07.940.XXX/XXXX-XX 0 1,418,139 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Abs. — 08.278.XXX/XXXX-XX 0 186,978 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 08.282.XXX/XXXX-XX 0 504,900 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 08.621.XXX/XXXX-XX 0 323,655 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 08.295.XXX/XXXX-XX 0 74,193,709 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 08.336.XXX/XXXX-XX 0 3,291,963 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 08.493.XXX/XXXX-XX 0 391,400 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 08.520.XXX/XXXX-XX 0 7,982 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 09.170.XXX/XXXX-XX 0 997,330 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 08.561.XXX/XXXX-XX 0 1,659,000 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 08.579.XXX/XXXX-XX 0 1,702,657 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 08.625.XXX/XXXX-XX 0 1,233,755 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 08.788.XXX/XXXX-XX 0 122,150 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 09.089.XXX/XXXX-XX 0 197,256 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 09.593.XXX/XXXX-XX 0 4,062,587 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 13.834.XXX/XXXX-XX 0 749,795 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 14.541.XXX/XXXX-XX 0 474,425 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 14.988.XXX/XXXX-XX 0 1,317,301 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 09.620.XXX/XXXX-XX 0 492,372 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 09.089.XXX/XXXX-XX 0 2,065,252 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 09.336.XXX/XXXX-XX 0 300,000 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 09.336.XXX/XXXX-XX 0 33,500 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 09.567.XXX/XXXX-XX 0 174,687 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 15.594.XXX/XXXX-XX 0 335,000 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 16.947.XXX/XXXX-XX 0 4,235,112 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 19.808.XXX/XXXX-XX 0 513,254 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 19.974.XXX/XXXX-XX 0 24,041 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 22.630.XXX/XXXX-XX 0 137,075 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 24.158.XXX/XXXX-XX 0 44,612 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 24.676.XXX/XXXX-XX 0 2,275,413 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 24.779.XXX/XXXX-XX 0 1,078,960 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 07.846.XXX/XXXX-XX 0 205,740 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 08.268.XXX/XXXX-XX 0 23,712 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Abs. — 08.840.XXX/XXXX-XX 0 8,243,891 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 09.073.XXX/XXXX-XX 0 4,634,371 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Abs. — 38.756.XXX/XXXX-XX 0 107,400 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 40.922.XXX/XXXX-XX 0 194,200 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 10.596.XXX/XXXX-XX 0 8,852 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 10.700.XXX/XXXX-XX 0 7,355 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 11.075.XXX/XXXX-XX 0 122,000 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 11.455.XXX/XXXX-XX 0 3,400 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 10.374.XXX/XXXX-XX 0 538,429 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 10.569.XXX/XXXX-XX 0 400,700 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 10.688.XXX/XXXX-XX 0 33,113 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 10.705.XXX/XXXX-XX 0 191,100 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 11.184.XXX/XXXX-XX 0 18,598,742 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 11.324.XXX/XXXX-XX 0 16,072 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 10.374.XXX/XXXX-XX 0 2,345,115 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 10.400.XXX/XXXX-XX 0 806,200 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 10.792.XXX/XXXX-XX 0 32,740 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 11.906.XXX/XXXX-XX 0 555,147 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Abs. — 12.133.XXX/XXXX-XX 0 613,200 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 12.219.XXX/XXXX-XX 0 70,500 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 13.296.XXX/XXXX-XX 0 7,894 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 13.429.XXX/XXXX-XX 0 57,195 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 13.580.XXX/XXXX-XX 0 780,500 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 13.981.XXX/XXXX-XX 0 156,491 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 13.796.XXX/XXXX-XX 0 426,585 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 15.341.XXX/XXXX-XX 0 56,500 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 15.059.XXX/XXXX-XX 0 30,100 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 15.485.XXX/XXXX-XX 0 209,600 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 16.661.XXX/XXXX-XX 0 301,900 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 16.816.XXX/XXXX-XX 0 143,000 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 17.224.XXX/XXXX-XX 0 2,381,250 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 17.934.XXX/XXXX-XX 0 675,843 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 18.030.XXX/XXXX-XX 0 87,563 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 13.176.XXX/XXXX-XX 0 6,000 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 13.289.XXX/XXXX-XX 0 174,900 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 11.748.XXX/XXXX-XX 0 3,633,900 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 13.081.XXX/XXXX-XX 0 68,000 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Não — Rej. — 13.255.XXX/XXXX-XX 0 88,000 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 13.956.XXX/XXXX-XX 0 68,000 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 13.973.XXX/XXXX-XX 0 871,732 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 15.265.XXX/XXXX-XX 0 12,600 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 15.305.XXX/XXXX-XX 0 16,303 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 13.834.XXX/XXXX-XX 0 1,143,808 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 16.947.XXX/XXXX-XX 0 3,235,700 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 17.274.XXX/XXXX-XX 0 629,700 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 17.911.XXX/XXXX-XX 0 4,500 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 20.349.XXX/XXXX-XX 0 713,300 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 19.211.XXX/XXXX-XX 0 13,346 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 22.420.XXX/XXXX-XX 0 291,885 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 22.550.XXX/XXXX-XX 0 5,596,500 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 21.760.XXX/XXXX-XX 0 70,161 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 23.525.XXX/XXXX-XX 0 349,950 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 23.794.XXX/XXXX-XX 0 2,734,865 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Abs. — 24.676.XXX/XXXX-XX 0 408,300 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 20.397.XXX/XXXX-XX 0 152,871 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 20.849.XXX/XXXX-XX 0 22,611 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 18.924.XXX/XXXX-XX 0 225,200 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 19.449.XXX/XXXX-XX 0 600 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 21.325.XXX/XXXX-XX 0 7,520 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 22.166.XXX/XXXX-XX 0 161,910 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 22.403.XXX/XXXX-XX 0 764,489 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 19.874.XXX/XXXX-XX 0 340,398 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Abs. — 20.349.XXX/XXXX-XX 0 163,838 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 22.011.XXX/XXXX-XX 0 186,800 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 23.041.XXX/XXXX-XX 0 31,702 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 23.487.XXX/XXXX-XX 0 120,600 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 24.935.XXX/XXXX-XX 0 1,225,538 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 25.220.XXX/XXXX-XX 0 131,800 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 23.874.XXX/XXXX-XX 0 2,169,271 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 24.235.XXX/XXXX-XX 0 1,733,400 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 24.945.XXX/XXXX-XX 0 866,700 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 26.191.XXX/XXXX-XX 0 14,400 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 26.565.XXX/XXXX-XX 0 319,300 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 27.084.XXX/XXXX-XX 0 171,650 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 27.429.XXX/XXXX-XX 0 1,500 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 27.463.XXX/XXXX-XX 0 106,150 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 27.648.XXX/XXXX-XX 0 4,683 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 27.703.XXX/XXXX-XX 0 82,570 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 27.778.XXX/XXXX-XX 0 450 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 27.778.XXX/XXXX-XX 0 142,250 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 27.866.XXX/XXXX-XX 0 1,186,703 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 26.292.XXX/XXXX-XX 0 351,900 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 27.844.XXX/XXXX-XX 0 10,017 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 27.866.XXX/XXXX-XX 0 1,503,400 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 27.866.XXX/XXXX-XX 0 13,557,630 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 27.866.XXX/XXXX-XX 0 1,586,036 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 27.866.XXX/XXXX-XX 0 495,701 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 27.866.XXX/XXXX-XX 0 98,376 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 27.866.XXX/XXXX-XX 0 8,331,259 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 27.866.XXX/XXXX-XX 0 14,252 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 27.866.XXX/XXXX-XX 0 20,087 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 27.866.XXX/XXXX-XX 0 8,843 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 27.866.XXX/XXXX-XX 0 28,882 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 28.072.XXX/XXXX-XX 0 260,447 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 28.979.XXX/XXXX-XX 0 13,200 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 28.979.XXX/XXXX-XX 0 537,857 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 29.264.XXX/XXXX-XX 0 3,541 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 24.707.XXX/XXXX-XX 0 4,000 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 24.945.XXX/XXXX-XX 0 396,880 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 25.138.XXX/XXXX-XX 0 3,033,700 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 25.715.XXX/XXXX-XX 0 235,166 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 26.431.XXX/XXXX-XX 0 2,116,610 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 26.547.XXX/XXXX-XX 0 54,200 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 29.441.XXX/XXXX-XX 0 1,216,650 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 29.571.XXX/XXXX-XX 0 44,800 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 29.183.XXX/XXXX-XX 0 38,900 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 27.866.XXX/XXXX-XX 0 407,968 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 27.866.XXX/XXXX-XX 0 456,388 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 28.038.XXX/XXXX-XX 0 24,206 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 30.066.XXX/XXXX-XX 0 67,400 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 30.918.XXX/XXXX-XX 0 1,017,796 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 30.855.XXX/XXXX-XX 0 490,856 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 31.050.XXX/XXXX-XX 0 461,800 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 31.591.XXX/XXXX-XX 0 3,274 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 31.814.XXX/XXXX-XX 0 3,697,761 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 32.289.XXX/XXXX-XX 0 14,321 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 32.289.XXX/XXXX-XX 0 157 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 32.642.XXX/XXXX-XX 0 5,700 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 31.577.XXX/XXXX-XX 0 13,600 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 31.829.XXX/XXXX-XX 0 1,487,828 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Abs. — 31.978.XXX/XXXX-XX 0 15,077 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 32.131.XXX/XXXX-XX 0 2,300 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 33.606.XXX/XXXX-XX 0 1,500 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 30.769.XXX/XXXX-XX 0 225,674 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 30.918.XXX/XXXX-XX 0 152,252 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 30.254.XXX/XXXX-XX 0 16,480 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 30.291.XXX/XXXX-XX 0 63,600 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 30.515.XXX/XXXX-XX 0 66,550 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 30.638.XXX/XXXX-XX 0 108,200 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 31.502.XXX/XXXX-XX 0 5,774,066 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 31.978.XXX/XXXX-XX 0 3,363,939 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 32.776.XXX/XXXX-XX 0 5,098 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 32.974.XXX/XXXX-XX 0 4,300 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 34.286.XXX/XXXX-XX 0 60,700 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. —

34.662.XXX/XXXX-XX 0 1,000,000 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 34.768.XXX/XXXX-XX 0 13,500 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 35.395.XXX/XXXX-XX 0 181,300 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 33.166.XXX/XXXX-XX 0 175,572 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 36.018.XXX/XXXX-XX 0 48,400 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 36.018.XXX/XXXX-XX 0 44,570 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 37.623.XXX/XXXX-XX 0 1,800 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 39.603.XXX/XXXX-XX 0 505,400 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 34.401.XXX/XXXX-XX 0 6,815 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 35.768.XXX/XXXX-XX 0 1,233,063 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 36.853.XXX/XXXX-XX 0 347,200 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 37.099.XXX/XXXX-XX 0 34,800 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 34.386.XXX/XXXX-XX 0 3,600 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 34.401.XXX/XXXX-XX 0 40,800 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 34.541.XXX/XXXX-XX 0 224,100 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 35.075.XXX/XXXX-XX 0 238,836 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 35.075.XXX/XXXX-XX 0 8,645 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 35.595.XXX/XXXX-XX 0 27,300 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 35.859.XXX/XXXX-XX 0 1,679,116 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 37.236.XXX/XXXX-XX 0 1,962,881 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 40.364.XXX/XXXX-XX 0 3,100 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 40.841.XXX/XXXX-XX 0 65,940 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 35.211.XXX/XXXX-XX 0 176,900 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 36.318.XXX/XXXX-XX 0 7,698 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 37.659.XXX/XXXX-XX 0 21,600 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 38.032.XXX/XXXX-XX 0 400 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 38.100.XXX/XXXX-XX 0 40,400 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 40.284.XXX/XXXX-XX 0 105,783 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 40.508.XXX/XXXX-XX 0 54,600 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 10.378.XXX/XXXX-XX 0 1,052,723 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 10.400.XXX/XXXX-XX 0 730,000 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 10.780.XXX/XXXX-XX 0 30,500 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 11.350.XXX/XXXX-XX 0 24,981 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 12.525.XXX/XXXX-XX 0 243,322 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 09.163.XXX/XXXX-XX 0 6,362,611 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 09.411.XXX/XXXX-XX 0 569,895 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Abs. — 97.538.XXX/XXXX-XX 0 1,471,123 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 97.539.XXX/XXXX-XX 0 276,951 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 97.539.XXX/XXXX-XX 0 865,853 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 13.071.XXX/XXXX-XX 0 153,675 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 14.012.XXX/XXXX-XX 0 3,018,131 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 14.067.XXX/XXXX-XX 0 200 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 14.445.XXX/XXXX-XX 0 376,400 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 09.442.XXX/XXXX-XX 0 8,300 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 09.627.XXX/XXXX-XX 0 137,538 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Abs. — 97.539.XXX/XXXX-XX 0 2,772,630 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 97.539.XXX/XXXX-XX 0 796,022 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 97.539.XXX/XXXX-XX 0 1,035,269 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 97.540.XXX/XXXX-XX 0 418,873 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 97.540.XXX/XXXX-XX 0 63,057,518 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 97.540.XXX/XXXX-XX 0 14,810,818 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 97.540.XXX/XXXX-XX 0 826,003 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 97.539.XXX/XXXX-XX 0 27,577 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 97.540.XXX/XXXX-XX 0 16,797,707 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 97.540.XXX/XXXX-XX 0 525,061 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 97.540.XXX/XXXX-XX 0 2,623,657 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 09.330.XXX/XXXX-XX 0 92,283 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 97.539.XXX/XXXX-XX 0 348,839 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 97.539.XXX/XXXX-XX 0 19,473,940 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 97.540.XXX/XXXX-XX 0 29,914 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 97.540.XXX/XXXX-XX 0 9,041,452 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Rej. — 09.637.XXX/XXXX-XX 0 136,900 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 97.538.XXX/XXXX-XX 0 70,899 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 97.539.XXX/XXXX-XX 0 903,136 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 97.539.XXX/XXXX-XX 0 2,406,693 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 97.539.XXX/XXXX-XX 0 1,680,785 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 97.539.XXX/XXXX-XX 0 711,223 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 97.539.XXX/XXXX-XX 0 32,169 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 97.540.XXX/XXXX-XX 0 211,982 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Abs. — 97.540.XXX/XXXX-XX 0 7,927,334 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 97.540.XXX/XXXX-XX 0 36,128,418 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 15.189.XXX/XXXX-XX 0 579,683 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 15.231.XXX/XXXX-XX 0 3,564 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 19.168.XXX/XXXX-XX 0 89,900 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 19.236.XXX/XXXX-XX 0 2,600 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 19.530.XXX/XXXX-XX 0 5,452,831 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 19.573.XXX/XXXX-XX 0 140,590 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 19.847.XXX/XXXX-XX 0 1,201,443 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 19.874.XXX/XXXX-XX 0 746,907 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Abs. — 20.923.XXX/XXXX-XX 0 49,507 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 21.826.XXX/XXXX-XX 0 37,563 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 22.954.XXX/XXXX-XX 0 51,847 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 24.548.XXX/XXXX-XX 0 114,400 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 25.138.XXX/XXXX-XX 0 44,490 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 26.366.XXX/XXXX-XX 0 195,467 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 26.755.XXX/XXXX-XX 0 232,559 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 27.074.XXX/XXXX-XX 0 33,741 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 27.714.XXX/XXXX-XX 0 484,500 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 27.866.XXX/XXXX-XX 0 13,688 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 27.866.XXX/XXXX-XX 0 647,530 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 27.866.XXX/XXXX-XX 0 629,770 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 28.148.XXX/XXXX-XX 0 1,048,064 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 28.596.XXX/XXXX-XX 0 785,100 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 29.054.XXX/XXXX-XX 0 758,300 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 29.626.XXX/XXXX-XX 0 255,500 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 29.951.XXX/XXXX-XX 0 110,120 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 30.254.XXX/XXXX-XX 0 208,296 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 30.402.XXX/XXXX-XX 0 1,078,974 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 31.050.XXX/XXXX-XX 0 432,850 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 31.362.XXX/XXXX-XX 0 47,900 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 32.106.XXX/XXXX-XX 0 39,646 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 32.542.XXX/XXXX-XX 0 220,751 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 33.080.XXX/XXXX-XX 0 34,859 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 33.121.XXX/XXXX-XX 0 14,512 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 33.121.XXX/XXXX-XX 0 25,900 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 33.829.XXX/XXXX-XX 0 83,845 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 34.662.XXX/XXXX-XX 0 17,400 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 35.716.XXX/XXXX-XX 0 7,914 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 37.444.XXX/XXXX-XX 0 263,095 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 38.003.XXX/XXXX-XX 0 1,600 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 41.239.XXX/XXXX-XX 0 147,832 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 08.765.XXX/XXXX-XX 0 91,451,682 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 09.299.XXX/XXXX-XX 0 18,490,269 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 97.538.XXX/XXXX-XX 0 200,005 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 97.539.XXX/XXXX-XX 0 303,693 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 97.539.XXX/XXXX-XX 0 2,866,643 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 97.539.XXX/XXXX-XX 0 5,794,560 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 97.540.XXX/XXXX-XX 0 200,780 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 97.540.XXX/XXXX-XX 0 8,796,838 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 97.540.XXX/XXXX-XX 0 10,104,843 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 97.540.XXX/XXXX-XX 0 694,802 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Sim Sim — Ap. — 05.838.XXX/XXXX-XX 0 171,500,951 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 05.839.XXX/XXXX-XX 0 710,672 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 05.839.XXX/XXXX-XX 0 889,997 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 05.839.XXX/XXXX-XX 0 606,000 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 05.839.XXX/XXXX-XX 0 88,940 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 05.839.XXX/XXXX-XX 0 303,471 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 05.839.XXX/XXXX-XX 0 14,096,722 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 05.986.XXX/XXXX-XX 0 9,269,337 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 05.987.XXX/XXXX-XX 0 1,201,342 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 05.987.XXX/XXXX-XX 0 64,600 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 10.539.XXX/XXXX-XX 0 59,735 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 11.026.XXX/XXXX-XX 0 253,500 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 13.442.XXX/XXXX-XX 0 190,292 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 20.622.XXX/XXXX-XX 0 596,903 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 21.166.XXX/XXXX-XX 0 24,090 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 22.875.XXX/XXXX-XX 0 228,270 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 24.569.XXX/XXXX-XX 0 114,304 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 05.987.XXX/XXXX-XX 0 1,925,148 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 06.046.XXX/XXXX-XX 0 45,883 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 06.239.XXX/XXXX-XX 0 1,811,253 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 07.237.XXX/XXXX-XX 0 351,069 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 07.345.XXX/XXXX-XX 0 101,779 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 07.191.XXX/XXXX-XX 0 23,000 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 07.496.XXX/XXXX-XX 0 675,134 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 07.418.XXX/XXXX-XX 0 161,889 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 08.640.XXX/XXXX-XX 0 205,036 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 08.869.XXX/XXXX-XX 0 481,316 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Abs. — 09.343.XXX/XXXX-XX 0 373,000 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 09.518.XXX/XXXX-XX 0 41,650,593 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 08.857.XXX/XXXX-XX 0 5,966,188 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 22.896.XXX/XXXX-XX 0 500,561 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 10.223.XXX/XXXX-XX 0 658,940 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 10.975.XXX/XXXX-XX 0 342,117 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 11.458.XXX/XXXX-XX 0 41,200 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 10.263.XXX/XXXX-XX 0 125,049 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 10.519.XXX/XXXX-XX 0 688,976 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Abs. — 13.022.XXX/XXXX-XX 0 27,177 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 15.248.XXX/XXXX-XX 0 810,270 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Abs. — 19.893.XXX/XXXX-XX 0 4,549,900 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 19.910.XXX/XXXX-XX 0 99,790 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 20.026.XXX/XXXX-XX 0 541 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 21.403.XXX/XXXX-XX 0 6,839 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 19.837.XXX/XXXX-XX 0 723,813 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 28.072.XXX/XXXX-XX 0 31,100 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 28.700.XXX/XXXX-XX 0 5,003,062 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 28.271.XXX/XXXX-XX 0 77,704 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 29.522.XXX/XXXX-XX 0 3,669,182 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Abs. — 29.522.XXX/XXXX-XX 0 1,233,411 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Abs. — 29.522.XXX/XXXX-XX 0 627,833 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Abs. — 29.522.XXX/XXXX-XX 0 2,154,666 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Abs. — 29.522.XXX/XXXX-XX 0 62,550 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. —

29.394.XXX/XXXX-XX 0 1,895,549 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 29.522.XXX/XXXX-XX 0 625,938 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Abs. — 31.477.XXX/XXXX-XX 0 1,846,000 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 31.766.XXX/XXXX-XX 0 1,609,218 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Abs. — 34.490.XXX/XXXX-XX 0 88,700 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 34.401.XXX/XXXX-XX 0 1,148,419 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 34.708.XXX/XXXX-XX 0 76,100 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 37.564.XXX/XXXX-XX 0 107,169 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Abs. — 40.136.XXX/XXXX-XX 0 3,900 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 07.046.XXX/XXXX-XX 0 2,248,333 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Abs. — 07.377.XXX/XXXX-XX 0 2,353,754 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Abs. — 73.232.XXX/XXXX-XX 0 16,668,366 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Abs. — 10.643.XXX/XXXX-XX 0 579,912 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Abs. — 07.940.XXX/XXXX-XX 0 138,400 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 08.639.XXX/XXXX-XX 0 3,197,304 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Abs. — 09.048.XXX/XXXX-XX 0 221,872 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 13.362.XXX/XXXX-XX 0 578,603 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 97.540.XXX/XXXX-XX 0 138,755 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 97.540.XXX/XXXX-XX 0 4,719,797 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 19.244.XXX/XXXX-XX 0 10,696 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 23.952.XXX/XXXX-XX 0 60,300 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 29.522.XXX/XXXX-XX 0 10,573,287 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Abs. — 31.814.XXX/XXXX-XX 0 532,600 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 07.889.XXX/XXXX-XX 0 531,000 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Não Não — Ap. — 05.987.XXX/XXXX-XX 0 62,786 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Abs. — Ap. — 05.987.XXX/XXXX-XX 0 6,706,059 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Não — Ap. — 05.987.XXX/XXXX-XX 0 2,661,135 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Não — Ap. — 05.987.XXX/XXXX-XX 0 9,700,988 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Sim — Ap. — 05.839.XXX/XXXX-XX 0 265,983 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Não — Ap. — 06.239.XXX/XXXX-XX 0 38,700 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Não — Ap. — 06.943.XXX/XXXX-XX 0 10,089,550 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Abs. — Abs. — 07.104.XXX/XXXX-XX 0 999,600 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Não — Ap. — 07.237.XXX/XXXX-XX 0 99,332 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Não — Ap. — 07.392.XXX/XXXX-XX 0 320,000 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Não — Ap. — 07.496.XXX/XXXX-XX 0 38,478 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Não — Ap. — 07.447.XXX/XXXX-XX 0 31,300 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Não — Ap. — 08.275.XXX/XXXX-XX 0 182,077 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Não — Ap. — 08.548.XXX/XXXX-XX 0 779,700 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Sim — Ap. — 09.286.XXX/XXXX-XX 0 3,250,450 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Sim — Ap. — 09.644.XXX/XXXX-XX 0 27,400 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Não — Ap. — 09.648.XXX/XXXX-XX 0 243,200 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Não — Ap. — 10.378.XXX/XXXX-XX 0 668,517 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Não — Ap. — 09.116.XXX/XXXX-XX 0 85,327 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Sim — Ap. — 10.378.XXX/XXXX-XX 0 231,601 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Não — Ap. — 10.381.XXX/XXXX-XX 0 25,319 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Não — Ap. — 10.553.XXX/XXXX-XX 0 3,266,913 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Sim — Ap. — 10.678.XXX/XXXX-XX 0 30,258 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Sim — Ap. — 11.811.XXX/XXXX-XX 0 3,605,950 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Não — Ap. — 11.435.XXX/XXXX-XX 0 1,124,600 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Não — Ap. — 13.429.XXX/XXXX-XX 0 375,796 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Não — Ap. — 14.240.XXX/XXXX-XX 0 232,550 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Não — Ap. — 15.265.XXX/XXXX-XX 0 570,580 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Não — Ap. — 16.997.XXX/XXXX-XX 0 564,100 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Sim — Ap. — 16.816.XXX/XXXX-XX 0 8,701,136 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Sim — Ap. — 20.065.XXX/XXXX-XX 0 815,887 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Não — Ap. — 17.036.XXX/XXXX-XX 0 302,695 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Sim — Ap. — 19.530.XXX/XXXX-XX 0 309,048 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Sim — Ap. — 23.020.XXX/XXXX-XX 0 115,467 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Não — Ap. — 26.784.XXX/XXXX-XX 0 25,200 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Sim — Ap. — 27.222.XXX/XXXX-XX 0 113,301 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Sim — Ap. — 30.515.XXX/XXXX-XX 0 1,200 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Sim — Ap. — 32.497.XXX/XXXX-XX 0 39,000 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Não — Ap. — 31.751.XXX/XXXX-XX 0 1,061,100 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Não — Ap. — 31.322.XXX/XXXX-XX 0 7,037,800 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Sim — Ap. — 31.914.XXX/XXXX-XX 0 5,952,709 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Sim — Ap. — 33.020.XXX/XXXX-XX 0 102,700 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Não — Ap. — 33.080.XXX/XXXX-XX 0 13,400 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Abs. — Ap. — 33.814.XXX/XXXX-XX 0 86,900 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Abs. — Ap. — 33.754.XXX/XXXX-XX 0 121,676,836 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Abs. — Ap. — 33.080.XXX/XXXX-XX 0 34,400 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Abs. — Ap. — 97.539.XXX/XXXX-XX 0 5,129,480 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Sim — Ap. — 36.775.XXX/XXXX-XX 0 64,300 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Abs. — Abs. — 97.539.XXX/XXXX-XX 0 332,556 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Sim — Ap. — 97.539.XXX/XXXX-XX 0 7,812 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Sim — Ap. — 35.956.XXX/XXXX-XX 0 52,900 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Abs. — Abs. — 12.987.XXX/XXXX-XX 0 1,984,900 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Abs. — Abs. — 14.213.XXX/XXXX-XX 0 4,368,900 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Abs. — Abs. — 24.623.XXX/XXXX-XX 0 111,000 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Abs. — Abs. — 12.698.XXX/XXXX-XX 0 332,600 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Abs. — Abs. — 07.060.XXX/XXXX-XX 0 71,200 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Abs. — Abs. — 05.158.XXX/XXXX-XX 0 69,800 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Abs. — Abs. — 14.713.XXX/XXXX-XX 0 4,550,200 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Abs. — Abs. — 14.507.XXX/XXXX-XX 0 1,934,438 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Abs. — Ap. — 15.154.XXX/XXXX-XX 0 3,086,506 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Abs. — Ap. — 20.763.XXX/XXXX-XX 0 273,016 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Abs. — Ap. — 11.865.XXX/XXXX-XX 0 23,277 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Abs. — Ap. — 13.962.XXX/XXXX-XX 0 2,476 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Abs. — Ap. — 11.794.XXX/XXXX-XX 0 54,202 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Abs. — Ap. — 35.865.XXX/XXXX-XX 0 21,440 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Abs. — Ap. — 38.195.XXX/XXXX-XX 0 3,274 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Abs. — Ap. — 12.287.XXX/XXXX-XX 0 415,100 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Abs. — Ap. — 36.617.XXX/XXXX-XX 0 63,914 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Abs. — Ap. — 07.488.XXX/XXXX-XX 0 2,169,605 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Abs. — Ap. — 32.240.XXX/XXXX-XX 0 191,564 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Abs. — Ap. — 28.470.XXX/XXXX-XX 0 1,504,574 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Abs. Abs. — Ap. — 856.49X.XXX-XX 0 300 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Ap. — 14.623.XXX/XXXX-XX 0 10,000,000 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Ap. — 16.947.XXX/XXXX-XX 0 417,129 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Ap. — 19.754.XXX/XXXX-XX 0 1,564,200 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Ap. — 21.233.XXX/XXXX-XX 0 77,551 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Ap. — 24.992.XXX/XXXX-XX 0 10,900 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Ap. — 29.925.XXX/XXXX-XX 0 813,399 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Ap. — 29.925.XXX/XXXX-XX 0 2,759,100 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Ap. — 31.814.XXX/XXXX-XX 0 258,700 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Ap. — 23.127.XXX/XXXX-XX 0 1,219,115 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Ap. — 35.036.XXX/XXXX-XX 0 29,599 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Ap. — 39.332.XXX/XXXX-XX 0 5,474,914 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Ap. — 40.147.XXX/XXXX-XX 0 2,295,098 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Ap. — 403.44X.XXX-XX 0 17,873 — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —Ap. — Deliberations: Ordinary agenda 1) Resolve on the allocation of net income for the fiscal year as detailed in the General Stockholders’ Meeting Manual available at: https://www.itau.com.br/relacoescominvestidores/listgroup.aspx?idCanal=Sqjrl1eBRjH/MQgu2IlC3Q==&linguagem=en 2) Take cognizance of the Management’s Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Report of the Audit Committee, and examine them for resolution on the Financial Statements for the fiscal year ended December 31, 2020: 3) Fix the number of members who will comprise the Board of Directors in twelve (12) as proposed by the controlling shareholders: 4) Do you want to request the adoption of the multiple vote process for the election of the Board of Directors, pursuant to Article 141 of Law No. 6,404 of 1976? 5) Election of the board of directors by candidate—Total members to be elected: 12—Nomination of candidates to the Board of Directors (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election. The votes indicated in this field will be disregarded if the shareholder holding voting shares also fills in the fields present in the separate election of a member of the board of directors and the separate election covered by these fields occurs) 5.1) Alfredo Egydio Setubal 5.2) Ana Lúcia de Mattos Barretto Villela 5.3) Candido Botelho Bracher 5.4) Fábio Colletti Barbosa (Conselheiro Independente) 5.5) Frederico Trajano Inácio (Conselheiro Independente) 5.6) João Moreira Salles 5.7) Marco Ambrogio Crespi Bonomi (Conselheiro Independente) 5.8) Maria Helena dos Santos Fernandes de Santana (Conselheiro Independente) 5.9) Pedro Luiz Bodin de Moraes (Conselheiro Independente) 5.10) Pedro Moreira Salles 5.11) Ricardo Villela Marino 5.12) Roberto Egydio Setubal 6) If the multiple voting process is adopted, do you want to distribute the vote adopted as the same percentage to the candidates? [If the shareholder chooses to abstain and the election occurs through the multiple vote process, his/her vote must be counted as abstention in the respective resolution of the meeting.] 7) View of all candidates for the assignment of the % (percentage) of votes to be attributed 7.1) Alfredo Egydio Setubal 7.2) Ana Lúcia de Mattos Barretto Villela 7.3) Candido Botelho Bracher 7.4) Fábio Colletti Barbosa (Conselheiro Independente) 7.5) Frederico Trajano Inácio (Conselheiro Independente) 7.6) João Moreira Salles 7.7) Marco Ambrogio Crespi Bonomi (Conselheiro Independente) 7.8) Maria Helena dos Santos Fernandes de Santana (Conselheiro Independente) 7.9) Pedro Luiz Bodin de Moraes (Conselheiro Independente) 7.10) Pedro Moreira Salles 7.11) Ricardo Villela Marino 7.12) Roberto Egydio Setubal 8) Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance with Article 141, paragraph 4, I, of Law No. 6,404 of 1976? (the shareholder can only fill in this field if he/she is the uninterrupted holder of the shares with which he/she votes during the 3 months immediately prior to the general meeting) (*) 9) Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: If neither stockholders with voting rights nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of preferred shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*) 10) Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance to Article 141, paragraph 4 II of Law No. 6,404 of 1976? (the shareholder can only fill in this field if he/she is the uninterrupted holder of the shares with which he/she votes during the 3 months immediately prior to the general meeting) (*) 11) Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: If neither voting stockholders nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of voting shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*) 12) Election of the fiscal council by candidate—Total members to be elected: 2 Nomination of candidates to the Fiscal Council (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election) 12.1) Alkimar Ribeiro Moura (efetivo) / João Costa (suplente) 12.2) José Caruso Cruz Henriques (efetivo) / Reinaldo Guerreiro (suplente) 13) Separate election of the fiscal council—Preferred shares Nomination of candidates to the fiscal council by stockholders holding preferred shares without voting or restricted voting rights Artemio Bertholini (efetivo) / Rene Guimarães Andrich (suplente) 14) Resolve on the amount allocated to the overall compensation of the members of the Company’s Board of Officers and Board of Directors in the total amount of R$450,000,000.00: 15) Resolve on the monthly individual compensation of R$15,000.00 to effective members and R$6,000.00 to alternate members of the Fiscal Council: (*) This refers to the ownership interest held uninterruptedly over the period of three months, at least, immediately prior to the General Stockholders’ Meeting, as provided for in paragraph 6 of Article 141 of Law No. 6,404/76. Subtitle: Ap. = Approved Rej. = Reject Abs. = Abstain São Paulo-SP, May 6, 2021. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly Listed Company EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING Final Detailed Voting Map According to CVM Instruction No. 481/09, it discloses the final detailed voting map that consolidates the votes cast remotely and the votes cast in exclusively digital on the matters submitted for the resolution of the at its and Extraordinary Stockholders’ Meeting held on April 27, 2021 at 11:10 a.m. exclusively held online, of Itaú Unibanco Holding S.A., a Publicly-Listed Company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, containing the first five numbers of the Individual Taxpayer’s Registry (CPF) or of the Corporate Taxpayer’s Registry (CNPJ) of the stockholder, the stockholding position and the votes cast: CPF/CNPJ Balance of Common Shares Balance Preferred Shares Deliberations 1 2 3 4 14.074.XXX/XXXX-XX 14,700 0 Ap. Ap. Ap. Ap. 10.750.XXX/XXXX-XX 124,800 0 Ap. Ap. Ap. Ap. 13.066.XXX/XXXX-XX 665,693 0 Ap. Ap. Ap. Ap. 10.762.XXX/XXXX-XX 11,369 102,904 Ap. Ap. Ap. Ap. 10.916.XXX/XXXX-XX 706,517 3,614,211 Ap. Ap. Ap. Ap. 11.311.XXX/XXXX-XX 294,489 3,115,919 Ap. Ap. Ap. Ap. 12.094.XXX/XXXX-XX 106,600 1,056,115 Ap. Ap. Ap. Ap. 14.494.XXX/XXXX-XX 12,100 129,467 Ap. Ap. Ap. Ap. 14.541.XXX/XXXX-XX 289,500 2,948,638 Ap. Ap. Ap. Ap. 14.623.XXX/XXXX-XX 56,500 0 Ap. Ap. Ap. Ap. 18.407.XXX/XXXX-XX 1,110,246 10,466,085 Ap. Ap. Ap. Ap. 18.830.XXX/XXXX-XX 22,600 248,423 Ap. Ap. Ap. Ap. 20.196.XXX/XXXX-XX 236,200 2,434,366 Ap. Ap. Ap. Ap. 23.572.XXX/XXXX-XX 23,200 267,100 Ap. Ap. Ap. Ap. 26.311.XXX/XXXX-XX 19,700 89,850 Ap. Ap. Ap. Ap. 28.394.XXX/XXXX-XX 22,500 126,000 Ap. Ap. Ap. Ap. 28.360.XXX/XXXX-XX 628 5,948 Ap. Ap. Ap. Ap. 21.242.XXX/XXXX-XX 20,600 0 Ap. Ap. Ap. Ap. 23.794.XXX/XXXX-XX 207,300 504,707 Ap. Ap. Ap. Ap. 24.917.XXX/XXXX-XX 4,546 29,334 Ap. Ap. Ap. Ap. 25.454.XXX/XXXX-XX 816,200 0 Ap. Ap. Ap. Ap. 28.990.XXX/XXXX-XX 124,800 1,332,400 Ap. Ap. Ap. Ap. 29.322.XXX/XXXX-XX 3,800,912 47,431,233 Ap. Ap. Ap. Ap. 31.240.XXX/XXXX-XX 80,500 362,178 Ap. Ap. Ap. Ap. 32.106.XXX/XXXX-XX 8,500 53,424 Ap. Ap. Ap. Ap. 32.329.XXX/XXXX-XX 267,573 2,480,575 Ap. Ap. Ap. Ap. 35.693.XXX/XXXX-XX 1,588,500 20,602,500 Ap. Ap. Ap. Ap. 37.113.XXX/XXXX-XX 7,300 76,400 Ap. Ap. Ap. Ap. 34.825.XXX/XXXX-XX 2,183 22,882 Ap. Ap. Ap. Ap. 41.199.XXX/XXXX-XX 200 4,100 Ap. Ap. Ap. Ap. 41.222.XXX/XXXX-XX 17,900 143,500 Ap. Ap. Ap. Ap. 37.806.XXX/XXXX-XX 1,955 12,828 Ap. Ap. Ap. Ap. 05.838.XXX/XXXX-XX 16,938 208,365 Ap. Ap. Ap. Ap. 05.839.XXX/XXXX-XX 491,800 4,778,313 Ap. Ap. Ap. Ap. 05.839.XXX/XXXX-XX 1,260,700 8,489,913 Ap. Ap. Ap. Ap. 61.532.XXX/XXXX-XX 1,943,906,577 169,323 Ap. Ap. Ap. Ap. 04.676.XXX/XXXX-XX 2,564,084,404 0 Ap. Ap. Ap. Ap. 05.479.XXX/XXXX-XX 985,400 10,380,165 Ap. Ap. Ap. Ap. 05.479.XXX/XXXX-XX 1,397,656 17,317,285 Ap. Ap. Ap. Ap. 05.839.XXX/XXXX-XX 32,000 1,823,712 Ap. Ap. Ap. Ap. 61.544.XXX/XXXX-XX 8,863,879 10,254 Ap. Ap. Ap. Ap. 52.041.XXX/XXXX-XX 14,150,965 0 Ap. Ap. Ap. Ap. 07.140.XXX/XXXX-XX 3,795 27,144 Ap. Ap. Ap. Ap. 07.516.XXX/XXXX-XX 33,089 342,513 Ap. Ap. Ap. Ap. 07.496.XXX/XXXX-XX 917,911 6,304,438 Ap. Ap. Ap. Ap. 05.479.XXX/XXXX-XX 7,978 57,417 Ap. Ap. Ap. Ap. 05.840.XXX/XXXX-XX 162,403 1,662,100 Ap. Ap. Ap. Ap. 08.265.XXX/XXXX-XX 14,681 161,474 Ap. Ap. Ap. Ap. 08.297.XXX/XXXX-XX 4,300 0 Ap. Ap. Ap. Ap. 08.731.XXX/XXXX-XX 8,151 52,380 Ap. Ap. Ap. Ap. 11.100.XXX/XXXX-XX 507,480 0 Ap. Ap. Ap. Ap. 11.324.XXX/XXXX-XX 6,100 176,639 Ap. Ap. Ap. Ap. 09.063.XXX/XXXX-XX 511,000 5,480,575 Ap. Ap. Ap. Ap. 12.120.XXX/XXXX-XX 51,600 485,736 Ap. Ap. Ap. Ap. 13.834.XXX/XXXX-XX 93,400 0 Ap. Ap. Ap. Ap. 17.718.XXX/XXXX-XX 474,842 5,119,748 Ap. Ap. Ap. Ap. 07.247.XXX/XXXX-XX 86,117 644,368 Ap. Ap. Ap. Ap. 07.506.XXX/XXXX-XX 35,062 5,405,285 Ap. Ap. Ap. Ap. 09.559.XXX/XXXX-XX 83,244 1,454,883 Ap. Ap. Ap. Ap. 97.539.XXX/XXXX-XX 102,052 898,463 Ap. Ap. Ap. Ap. 97.539.XXX/XXXX-XX 51,826 557,086 Ap. Ap. Ap. Ap. 97.540.XXX/XXXX-XX 405,095 59,838,189 Ap. Ap. Ap. Ap. 09.294.XXX/XXXX-XX 185,700 1,813,179 Ap. Ap. Ap. Ap. 26.160.XXX/XXXX-XX 24,400 888,050 Ap. Ap. Ap. Ap. 09.470.XXX/XXXX-XX 72,700 347,550 Ap. Ap. Ap. Ap. 31.577.XXX/XXXX-XX 3,400 35,600 Ap. Ap. Ap. Ap. 33.580.XXX/XXXX-XX 45,000 583,426 Ap. Ap. Ap. Ap. 35.036.XXX/XXXX-XX 10,500 0 Ap. Ap. Ap. Ap. 39.332.XXX/XXXX-XX 89,961 16,719 Ap. Ap. Ap. Ap. 41.167.XXX/XXXX-XX 24,400 258,394 Ap. Ap. Ap. Ap. 59.573.XXX/XXXX-XX 12,266,374 1,503,043 Ap. Ap. Ap. Ap. 60.480.XXX/XXXX-XX 7,000,000 3,392,300 Ap. Ap. Ap. Ap. 07.140.XXX/XXXX-XX 10,345 114,015 Ap. Ap. Ap. Ap. 97.539.XXX/XXXX-XX 58,773 8,616,005 Ap. Ap. Ap. Ap. 298.25X.XXX-XX 2,400 0 Ap. Ap. Ap. Ap. 008.48X.XXX-XX 20,000 0 Ap. Abs. Ap. Ap. 386.78X.XXX-XX 1,240 0 Ap. Abs. Ap. Rej. 408.69X.XXX-XX 1,300 0 Ap. Ap. Ap. Ap. 28.580.XXX/XXXX-XX 72,700 695,346 Abs. Abs. Abs. Abs. 09.225.XXX/XXXX-XX 58,600 0 Abs. Abs. Abs. Abs. Deliberations: Extraordinary agenda 1) Amend the Bylaws to streamline the structure of the Board of Officers, leaving only the positions of Chief Executive Officer and Officer (items 9.1, 9.3 e 10.3): 2) Amend the Bylaws to provide for the setting up of an Executive Committee, the Company’s highest executive body, to be defined by the Board of Directors (item 9.2): 3) Amend the Bylaws to change the way of the Company’s representation, which will be carried out by two Officers together and, when the amount involved in a transaction exceeds R$500 million, at least one of the Officers must be either the Chief Executive Officer or another Officer who is a member of the Executive Committee (article 10 and item 10.1): 4) Consolidate the Bylaws by carrying out the amendments mentioned in aforementioned and resulting adjustments to wording: Subtitle: Ap. = Approved Rej. = Reject Abs. = Abstain São Paulo-SP, May 6, 2021. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence